Commission File Number 001-31914

Exhibit 99.1

ANNOUNCEMENT

ELECTION OF EMPLOYEE REPRESENTATIVE SUPERVISOR

China Life Insurance Company Limited (the “Company”) wishes to announce that at the fifth extraordinary meeting of the second session of the employee representative meeting of the Company, Mr. Li Guodong has been elected as an Employee Representative Supervisor of the fifth session of the Supervisory Committee of the Company. The qualification of Mr. Li Guodong as a Supervisor is still subject to the approval of the China Insurance Regulatory Commission (the “CIRC”).

The biographical details of Mr. Li Guodong are set out below:

Mr. Li Guodong, born in April 1965, is currently the General Manager of the Human Resources Department of the Company (general manager level of provincial branches). From 2013 to 2015, he successively served as the General Manager of the Bancassurance Department of the Company (general manager level of provincial branches), and the General Manager of both of the Human Resources Department and the Bancassurance Department (general manager level of provincial branches). From 2010 to 2013, he successively served as the person-in-charge, the Deputy General Manager (responsible for daily operations) and the General Manager of the Shaanxi Branch of the Company. From 1996 to 2010, he successively served as the Deputy General Manager of the Dongying Branch, the Deputy General Manager and the General Manager of the Jinan Branch, and the Deputy General Manager of the Shandong Branch. Mr. Li Guodong graduated from Zhongnan University of Economics and Law in June 2007 with an Executive Master of Business Administration. He is a senior economist.

Mr. Li Guodong will enter into a service contract with the Company. The term of office of Mr. Li Guodong shall be effective on the date of approval by the CIRC and end on the expiry of the term of the fifth session of the Supervisory Committee. He is eligible for re-election upon expiry of his term.

Commission File Number 001-31914

The remuneration of the Employee Representative Supervisors is determined by reference to their duties and responsibilities based on the relevant remuneration system of the Company. As an Employee Representative Supervisor of the Company, Mr. Li Guodong will not receive any supervisor’s fee from the Company but will receive corresponding remuneration in accordance with his position in the Company, including basic salary, performance-based salary, bonus and allowance.

Save as disclosed above, Mr. Li Guodong has not held any directorships in other listed public companies in the last three years, does not hold any other position with the Company or any of its subsidiaries, and is not connected with any directors, senior management or substantial or controlling shareholders of the Company. Mr. Li Guodong does not have any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong.

Further, there is nothing in respect of the election of Mr. Li Guodong that needs to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor is there anything that needs to be brought to the attention of the shareholders of the Company.

By Order of the Board

China Life Insurance Company Limited Heng Victor Ja Wei
Company Secretary

Hong Kong, 20 July 2017

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Xu Hengping, Xu Haifeng
Non-executive Directors:	Wang Sidong, Liu Jiade
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin,
Leung Oi-Sie Elsie

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